Apex Critical Metals Updates 2025 Drill Program at Cap

Project in Central British Columbia

--Niobium and rare earth element targets to be tested in underexplored carbonatite system

Vancouver, British Columbia - August 12, 2025 - Apex Critical Metals Corp. (CSE: APXC | OTCQX: APXCF | FWB: KL9) ("Apex" or the "Company"), a Canadian mineral exploration company focused on strategic critical metals, is pleased to provide an update on its 2025 diamond drill program at its 100%-owned Cap Critical Minerals Project in central British Columbia.

The Cap Project, covering approximately 2,500 hectares, is host to carbonatite-hosted niobium and rare earth element (REE) mineralization, situated 85 km northeast of Prince George, BC. The 2025 exploration program will comprise up to 1,500 metres of diamond drilling and is fully funded and permitted under a five-year Multi-Year Area-Based (MYAB) permit.

Sean Charland, CEO of Apex, remarked, "As drilling continues, we are encouraged with the initial mineral observations by our geological team by what we've now identified within drill core samples, based on visual observations and portable XRF results, as mineralized carbonatite at our Cap project."

To date, four drill holes (CAP25-005, 006, 007 and 008) have been completed, for a total of 1,097 m, near the eastern extremity of the coincident soil geochemical and geophysical anomaly identified in prior exploration (see Figure 4). All drill holes intersected various intervals of carbonatite, fenite, and/or syenite that range from a few metres to more than 300-m drilled thickness (i.e., core length). The Company has yet to determine the true thickness and orientation of the carbonatite body, though it is now postulated that the carbonatite is near vertical in orientation.

Through geological logging of drill core, and supported by spot portable XRF readings, visible pyrochlore (Nb mineral) (see Figures 1 and 2) and rare earth minerals (see Figure 3) have been noted within various phases of the carbonatite. The Company cautions that the presence of carbonatite and identification of mineralization in drill core is based on visual mineral identification and spot portable XRF readings only and, therefore, until laboratory geochemical assays are received on core samples, there can be no confirmed determination as to the presence of niobium and/or rare earth element bearing minerals.

The first batch of samples from CAP25-005 and CAP25-006 have been processed and shipped to Activation Laboratories Ltd. preparation facility located in Kamloops, British Columbia with the geological team continuing to process the remaining core onsite. Core assays results are expected to be received over the next several weeks and continue into the fall.

Figure 1. Abundant, nuggety pyrochlore mineralization at 38 m to 41 m depth in CAP25-006 as indicated based on visual identification and portable XRF readings.

Figure 2. Coarse grained pyrochlore at ~68 m depth in CAP25-006 as indicated based on visual identification and portable XRF readings.

Figure 3. Abundant visible rare earth fluorocarbons with carbonatite/fenite at ~184 m depth in CAP25-007, as indicated based on visual identification and portable XRF readings.

Figure 4: Map showing approximate location of drillholes CAP25-005, 006, 007 and 008 relative to 2024 surface samples and historical drillholes

A summary of planned orientations, depths and visually logged lithologies from the completed drillholes is provided in Table 1.

Table 1: Summary of Completed Drillholes and Logged Lithologies*

				Logged Intervals
Hole ID	Planned Azimuth	Planned Dip	Total Depth (m)	From (m)	To (m)	Core Length (m)	Lithologies Intersected
CAP25-005	210	-60	350.95	269.43	350.95	81.52	Carbonatite / Fenite
CAP25-006	220	-65	240	9.88	147.9	138.02	Carbonatite / Fenite
CAP25-007	220	-89	417.13	7.04	388.21	381.17	Carbonatite / Fenite / Syenite
CAP25-008	40	-45	89	4.94	34.08	29.14	Carbonatite / Fenite

*Lithologies are based on preliminary geological logging and visual identification only. No laboratory assays have yet been received to confirm the presence of niobium and/or rare earth element bearing minerals in relation to the logged lithologies.

Sampling, Analytical Methods and QA/QC Protocols

All drilling was completed using a helicopter supported diamond drill rig with NQ size core and all drill core samples have been or will be shipped to Activation Laboratories Ltd. preparation facility in Kamloops, British Columbia, for standard sample preparation (code RX1) which includes drying, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. The samples will be subsequently analyzed using Code 8 by XRF Nb₂O₅, ZrO₂ and Ta₂O₅ (0.003%), Code 8 - REE Assay (lithium metaborate/tetraborate fusion with subsequent analysis by ICP and ICP/MS), and 1A2 Au by Fire Assay. Drill core was saw-cut with half-core sent for geochemical analysis and half-core remaining in the box onsite.

A Quality Assurance/Quality Control protocol was incorporated into the program and included the insertion of certified reference material at and silica blanks at a rate of approximately 5 % and 5%, respectively.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (EGBC Licence 48336), Geologist for Dahrouge Geological Consulting Ltd. (EGBC Permit to Practice 1003035), and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 hectares and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex located in Quebec, Canada.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a variety of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568
Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the start of the Company's anticipated drilling program and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.